Filed by Sino Agro Food, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended,

Under the Securities Exchange Act of 1934, as amended

Subject Company: Sino Agro Food, Inc.

Commission File No.: 000-54191

Date: July 1, 2019

Sino Agro Food, Inc. Proposed Tender Offer

Clarifies that offer has not yet commenced

July 1, 2019

GUANGZHOU, China-- Sino Agro Food, Inc. (OTCQX: SIAF | OSE: SIAF-ME), a company focused on high protein food including seafood and cattle (“SIAF”), on June 27, 2019, filed a Form S-4 with the SEC, relating to a proposed offering to exchange up to 1,000,000 shares of Series G Preferred Stock for shares of the SIAF’s Common Stock. This offering has not yet commenced and no tenders will be accepted until such time as the offer has commenced.

Preferred Share Offerings

The number of shares of Common Stock required for submission in exchange for one share of Series G Preferred Stock will be determined by the market price of the common stock calculated by the average closing price for the three days before the expiration date. One share of Series G Preferred Stock will be exchanged for such number of shares of Common Stock having a market price equal to $27.00. The offering commencement date will not occur until after the SEC has declared both this registration statement on S-4 and the related registration statement on S-1 effective, which cannot be guaranteed. The expiration date of this exchange offer will be at least 20 business days after the commencement of the exchange offer.

This announcement is being made pursuant to and in accordance with Rule 135 under the Securities Act of 1933. As required by Rule 135, this press release does not constitute an offer to sell or the solicitation of an offer to buy securities, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

Investor Relations

Peter Grossman

+1 (775) 901-0344

info@sinoagrofood.com

Nordic Countries

+46 (0) 760 495 885